

May 18, 2022

Chinh Chu
Chief Executive Officer
Vector Holding, LLC
251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

> **Re: Vector Holding, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 22, 2022**
> **File No. 333-262203**

Dear Mr. Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

Amendment No. 2 to Form S-4 Filed April 22, 2022

Material U.S. Federal Income Tax Consequences of the Domestication Merger, page 188

1. We note your disclosure in response to comment 7. Given that "Kirkland & Ellis LLP is unable to opine on the application of Section 367(b)" due to the "inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the fact that these tests are generally applied based on the relevant facts at the time of the completion of the Domestication Merger," revise your disclosure to discuss the possible alternatives to investors of the effects of Section 367(b) and include a new risk factor describing the risks to investors of such alternatives. Revise your tax opinion to cover the statement quoted above, the discussion of possible alternatives of the effects of Section 367(b), and the new

risk factor. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Exhibit 5.1

2.   With a view toward disclosure, please explain the reference to Maples and Calder in assumption (d).

General

3.   We note that Citigroup and Credit Suisse were underwriters for the initial public offering of the SPAC and serve as co-placement agents with respect to the PIPE Financing in connection with the business transaction. Given press reports that Citigroup and Credit Suisse are pausing their participation in the SPAC market, please tell us, with a view to disclosure, whether you have received notice from any such firms about ceasing involvement in your transaction and how that may impact the business combination or the deferred underwriting compensation owed to them for the SPAC's initial public offering.

     You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services